SCHEDULE 13G
Amendment No. 6
USAir Group, Inc.
Common Stock $1.00 par value


Cusip #:  911-905-10-7
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4   Delaware
Item 5:  None
Item 6:  8,534,200
Item 7:  None
Item 8:  8,534,200
Item 9:  8,534,200
Item 11: 9.3%
Item 12: IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  None
Item 6:  7,800,700
Item 7:  None
Item 8:  7,800,700
Item 9:  7,800,700
Item 11: 8.5%
Item 12: IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S.
Item 5:  None
Item 6:  16,334,900
Item 7:  None
Item 8:  16,334,900
Item 9:  16,334,900
Item 11: 17.9%
Item 12: IN



Item 1(a):  USAir Group, Inc.

Item 1(b):  2345 Crystal Drive,
Arlington, Virginia 22227

Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b):  The address of each
reporting person is 101 Park
Avenue,
New York, NY 10178

Item 2(c):  Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.


Item 2(d):  Common Stock $1.00 par
value

Item 2(e):  911-905-10-7

Item 3: TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4:  Ownership as of December
31, 1997 is incorporated by
reference to items (5) - (9) and
(11) of the cover page pertaining
to each reporting person.

Item 5:  Not applicable

Item 6:  Other persons are know to
have the right to receive dividends
from or proceeds from the sale of
such securities.  The interests of
two such persons, The Jaguar Fund
N.V., a Netherlands Antilles
corporation, and Tiger, a New York
limited partnership, are each more
than 5%.

Item 7:  Not applicable

Item 8:  Not applicable

Item 9:  Not applicable

Item 10: By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in
this statement is true, complete
and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this
Amendment No. 6 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of USAir
Group, Inc. Shall be filed on
behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for
Kohl's Corp. 2/7/95